FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Ultomiris accepted for FDA Priority Review for gMG

21 December 2021 07:00 GMT

Ultomiris regulatory submission accepted under FDA Priority Review in the US for adults with generalised myasthenia gravis

Submission based on positive Phase III trial in which Ultomiris significantly improved functional activities as measured by Myasthenia Gravis-Activities of Daily Living Profile

The supplemental Biologics License Application (sBLA) for Ultomiris (ravulizumab-cwvz) in adults with generalised myasthenia gravis (gMG) has been accepted for Priority Review by the US Food and Drug Administration (FDA).

The FDA set a Prescription Drug User Fee Act date during the second quarter of 2022, following use of a rare disease priority review voucher by Alexion, AstraZeneca's Rare Disease group.

gMG is a rare, debilitating, chronic, autoimmune neuromuscular disease that leads to a loss of muscle function and severe weakness.1 The diagnosed prevalence of gMG in the US is estimated at 64,000.2-10

Marc Dunoyer, Chief Executive Officer, Alexion, said: "Soliris was the first new treatment approved for this devastating disease in approximately 60 years, and this filing for Ultomiris demonstrates Alexion's continued commitment to improve outcomes for patients living with gMG. The Phase III trial shows that Ultomiris may help a broader range of patients including those with milder symptoms or who are earlier in their treatment journey."

The sBLA submission in the US is based on results from the Phase III trial of Ultomiris in gMG, which were announced by Alexion in July 2021, and showed efficacy as early as Week 1 and sustained for 52 weeks (26 weeks randomised controlled period + 26 weeks of open-label extension). In the trial, the safety profile of Ultomiris was consistent with that observed in Phase III trials of Ultomiris in paroxysmal nocturnal haemoglobinuria (PNH) and atypical haemolytic uraemic syndrome (aHUS).

Regulatory submissions for Ultomiris for the treatment of gMG are also currently under review with health authorities in the European Union (EU) and Japan.

Notes

gMG
gMG is a rare autoimmune disorder characterised by severe muscle weakness. In gMG, inflammation causes damage at the connection point between nerve cells and the muscles they control (known as the neuromuscular junction or NMJ). This damage leads to a breakdown of communication between the brain and muscles, causing loss of muscle function and severe weakness.1

About 85% of people with gMG produce specific antibodies that bind to the surface of the cells at the NMJ.1 This binding activates the complement cascade and causes the immune system to attack the NMJ. People with gMG can suffer from initial symptoms, such as slurred speech, droopy eyelids, double vision, and lack of balance, which can often lead to more severe symptoms like choking, impaired swallowing, extreme fatigue and even episodes of respiratory failure.11,12

gMG can occur at any age, but it most commonly begins for women before the age of 40 and for men after the age of 60.13-15

Clinical trial
The global Phase III randomised, double-blind, placebo-controlled, multicentre 26-week trial evaluated the safety and efficacy of Ultomiris in adults with gMG who were not previously treated with a complement inhibitor medicine. The trial enrolled 175 patients across North America, Europe, Asia-Pacific and Japan. Participants were required to have a confirmed myasthenia gravis diagnosis at least six months prior to the screening visit with a positive serologic test for anti-AChR antibodies, Myasthenia Gravis-Activities of Daily Living Profile (MG-ADL) total score of at least 6 at trial entry and Myasthenia Gravis Foundation of America Clinical Classification Class II to IV at screening. There was no requirement for prior treatment failure, and patients could stay on stable standard of care medicines, with a few exceptions, for the duration of the trial.16

Patients were randomised 1:1 to receive Ultomiris or placebo for a total of 26 weeks. Patients received a single weight-based loading dose on Day 1, followed by regular weight-based maintenance dosing beginning on Day 15, every eight weeks. The primary endpoint of change from baseline in the MG-ADL total score at Week 26 was assessed along with multiple secondary endpoints evaluating improvement in disease-related and quality-of-life measures.

Patients who completed the randomised controlled period were eligible to continue into an open-label extension period evaluating the safety and efficacy of Ultomiris for up to two years, which is ongoing. At the time of the preliminary analysis of the open-label extension period, 75 patients had completed 26 weeks of treatment, for a total of 52 weeks of treatment.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, offers immediate, complete, and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks or, for paediatric patients less than 20kg, every four weeks, following a loading dose. Ultomiris is approved in the US for the treatment of adults and children (one month of age and older) with PNH; in the EU for adults, as well as for children (with a body weight of 10kg or above) and adolescents with PNH who experience haemolysis with clinical symptom(s) indicative of high disease activity, as well as for individuals who are clinically stable after having been treated with Soliris for at least the past six months; and in Japan as a treatment for adults with PNH. It is also approved in the US for aHUS to inhibit complement-mediated thrombotic microangiopathy in adult and paediatric (one month of age and older) patients, in the EU for the treatment of adults and children with a body weight of at least 10kg with aHUS, as well as in Japan for adults and children with aHUS.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1.   Howard, J. F., (2017). Myasthenia gravis: the role of complement at the neuromuscular junction. Annals of The New York Academy of Sciences, 1412(1), 113-128.
2.   Fang, F., Sveinsson, O., Thormar, G., Granqvist, M., Askling, J., Lundberg, I. E., . . . Piehl, F. (2015). The autoimmune spectrum of myasthenia gravis: a Swedish population-based study. J Intern Med, 277(5), 594-604. doi:10.1111/joim.12310
3.   Grob, D., Brunner, N., Namba, T., and Pagala, M. (2008). Lifetime course of myasthenia gravis. Muscle Nerve 37: 141-149.
4.   Suh, J., Goldstein, J. M., & Nowak, R. J. (2013). Clinical Characteristics of Refractory Myasthenia Gravis Patients. The Yale Journal of Biology and Medicine, 86(2), 255-260.
5.   Joensen P. (2014). Myasthenia gravis incidence in a general North Atlantic isolated population. Acta Neurol Scand 130: 222-228.
6.   Lefter, S., Hardiman, O., and Ryan, AM. (2016). A population-based epidemiologic study of adult neuromuscular disease in the Republic of Ireland. Neurology 88:304-313.
7.   Pallaver, F., Riviera, A. P., Piffer, S., Ricciardi, R., Roni, R., Orrico, D., & Bonifati, D. M. (2011). Change in myasthenia gravis epidemiology in Trento, Italy, after twenty years. Neuroepidemiology, 36(4), 282-287. doi:10.1159/000328863
8.   Santos, E., Coutinho, E., Moreira, I., Silva, A. M., Lopes, D., Costa, H., . . . Goncalves, G. (2016). Epidemiology of myasthenia gravis in Northern Portugal: Frequency estimates and clinical epidemiological distribution of cases. Muscle Nerve, 54(3), 413-421. doi:10.1002/mus.25068
9.   Robertson, NP., Deans, J., and Compston DAS. (1998). Myasthenia gravis: a population based epidemiological study in Cambridgeshire, England. J Neurol Neurosurg Psychiatry, 65:492-496.
10.  Zieda, A., Ravina, K., Glazere, I., Pelcere, L., Naudina, M. S., Liepina, L., . . . Kenina, V. (2018). A nationwide epidemiological study of myasthenia gravis in Latvia. Eur J Neurol, 25(3), 519-526. doi:10.1111/ene.13535
11.  Myasthenia Gravis Fact Sheet. (2020, April 27). National Institutes of Neurological Disorders and Stroke. Available here. Accessed October 2021.
12.  Ding J., Zhao, S., Ren, K., Dang, D., Li, H., Wu, F., Zhang, M., Li, Z., & Guo, J. (2020). Prediction of generalization of ocular myasthenia gravis under immunosuppressive therapy in Northwest China. BMC Neurology, 20(238).
13.  Myasthenia Gravis. National Organization for Rare Disorders (NORD). Available here. Accessed October 2021.
14.  Howard, J. F. (2015). Clinical Overview of MG. Available here. Accessed October 2021.
15.  Sanders, D. B., Raja, S. M., Guptill J. T., Hobson-Webb, L. D., Juel, V. C., & Massey, J. M. (2020). The Duke myasthenia gravis clinic registry: I. Description and demographics. Muscle & Nerve, 63(2), 209-216.
16.  ClinicalTrials.gov. Safety and Efficacy Study of Ravulizumab in Adults With Generalized Myasthenia Gravis. NCT Identifier: NCT03920293. Available online. Accessed November 2021

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 21 December 2021

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary